Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pre-tax income (loss) before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges (excluding capitalized interest and preferred stock dividend requirement) and amortization of capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), amortization of debt expenses, preferred stock dividend requirement and an estimate of the interest within rental expense. The preferred stock dividend requirement is the amount of pre-tax earnings that is required to pay the dividends on our outstanding preference securities.

	Nine Months
	Ended
	September 30,		Years Ended December 31,
	2009		2008		2007		2006		2005		2004
	(In thousands, except ratios)
Earnings:
Income from operations before income taxes and minority interest	$(19,147)		$(56,877)		$79,283		$47,046		$9,007		$1,723
Interest on indebtedness, including amortization of deferred loan costs	37,492		48,411		49,534		21,309		4,746		2,872

Amortization of capitalized interest	71		24		—		—		—		—

Portion of rents representative of interest expense	247		283		270		160		99		58

Earnings, as adjusted	$18,663		$(8,159)		$129,087		$68,515		$13,852		$4,653

Fixed Charges:
Interest on indebtedness, including amortization of deferred loan costs	$37,492		$48,411		$49,534		$21,309		$4,746		$2,872

Capitalized interest	1,411		1,900		—		—		—		—

Preferred stock dividend requirement	1,031		—		—		—		—		196

Portion of rents representative of interest expense	247		283		270		160		99		58

Total fixed charges	$40,181		$50,594		$49,804		$21,469		$4,845		$3,126

Ratio of earnings to fixed charges	0.46	x(1)	(0.16	)x(2)	2.59	x	3.19	x	2.86	x	1.49	x

(1)	For the period ended September 30, 2009, earnings were inadequate to cover fixed charges due to a deficiency of approximately $21.5 million; excluding a gain on debt extinguishment of $26.4 million from income from operations, the deficiency would have been $47.9 million.

(2)	For the year ended December 31, 2008, earnings were inadequate to cover fixed charges due to a deficiency of approximately $58.8 million; excluding a charge for goodwill impairment of $115.8 million from income from operations, the ratio of earnings to fixed charges would have been 2.13x.